[This reference is to an article on Recode.Net available at https://www.recode.net/2018/5/8/17328466/amazon-jeff-bezos-board-diversity-proposal-shareholder-vote]

[This reference is to an article on Bloomberg available at https://www.bloomberg.com/news/articles/2018-05-10/amazon-has-rare-chance-in-hq2-to-hire-more-women-and-minorities]